

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

<u>Via Email</u>
Mr. John Catagan Ngitew
Chief Executive Officer, President and Director
Lingas Resources, Inc.
469 Pujols Avenue,
Fort Benafacio, Manila, Philippines

   Re: **Lingas Resources, Inc.**
       Amendment No. 3 to Registration Statement on Form S-1
       Filed July 27, 2012
       File No. 333-179390

Dear Mr. Ngitew:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 16</u>

1. We note your response to comment 2 in our letter dated July 19, 2012, and we reissue, in part, the comment. Since Phase 2 operations have not commenced, please clarify the activities in which the company is currently engaged. If the company is currently performing no operations while awaiting funds for Phase II, so state. Otherwise, provide a brief description of the company's activities in the months prior to the likely commencement of the Phase II exploration. Also, while you have clarified that management has, in fact, decided to proceed with Phase II, it remains unclear how management reached that conclusion. Please provide additional details.

Exhibits

2.   We note your response to comment 3 in our letter dated July 19, 2012. Please re-file your exhibit with an expanded summary of your oral agreement with Mr. Ramos which includes a description of the fees paid by the company, if any.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mr. John Catagan Ngitew
Lingas Resources, Inc.
August 1, 2012
Page 3

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director